UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Canaan Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00000005 per share

(Title of Class of Securities)

134748102**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares (“ADS”) of the Issuer. Each ADS represents 15 Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 134748102

1.	Names of Reporting Persons. HK Jiaji Science and Technology Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 112,500,006
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 112,500,006
	8.	Shared Dispositive Power N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500,006
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%[1]
12.	Type of Reporting Person CO

[1]

Percentage of ownership of Class A ordinary shares herein is calculated based on a total of 2,060,597,778 Class A ordinary shares of the Issuer outstanding as of December 31, 2020 based on information provided by the Issuer.

CUSIP No. 134748102

1.	Names of Reporting Persons. Hangzhou Yueshang Investment Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 112,500,006
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 112,500,006
	8.	Shared Dispositive Power N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500,006
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%[2]
12.	Type of Reporting Person PN

[2]

Percentage of ownership of Class A ordinary shares herein is calculated based on a total of 2,060,597,778 Class A ordinary shares of the Issuer outstanding as of December 31, 2020 based on information provided by the Issuer. The Class A ordinary shares reported by the Reporting Person are held by HK Jiaji Science and Technology Limited, which is wholly owned by the Reporting Person.

Schedule 13G/A

CUSIP 134748102

ITEM 1.

(a)    Name of Issuer: Canaan Inc.

(b)    Address of Issuer’s Principal Executive Offices: 30/F, Dicara Silver Tower, 29 Jiefang East Road, Jianggan District, Hangzhou, People’s Republic of China

ITEM 2.

(a)    Name of Person Filing:

HK Jiaji Science and Technology Limited

Hangzhou Yueshang Investment Limited Partnership

(b)    Address of Principal Business Office, or if None, Residence:

HK Jiaji Science and Technology Limited: Suite 1113A, 11/F, Ocean Centre, Harbour City 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

Hangzhou Yueshang Investment Limited Partnership: Room 859, Unit 4, Building 6, No. 1500, Wenyi West Road, Cangqian Street, Yuhang District, Hangzhou City, Zhejiang Province, People’s Republic of China

(c)    Citizenship:

HK Jiaji Science and Technology Limited: Hong Kong

Hangzhou Yueshang Investment Limited Partnership: People’s Republic of China

(d)    Title of Class of Securities: Class A ordinary shares, par value US$0.00000005 per share, of the Issuer

(e)    CUSIP Number: 134748102

CUSIP number 134748102 has been assigned to the ADSs of the Issuer. Each ADS represents 15 Class A ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

HK Jiaji Science and Technology Limited
By:	/s/ Qiongqiong Yang
	Name:	Qiongqiong Yang
	Title:	Director

Hangzhou Yueshang Investment Limited Partnership

By:	/s/ Yongjie Yao
	Name:	Yongjie Yao
	Title:	Partner

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement